

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

June 6, 2014

<u>Via E-Mail</u>
Eric Sibbitt, Esq.
O'Melveny & Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA, 94111

>   **Re: Hancock Fabrics, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on May 9, 2014**
>   **File No. 1-09482**
>
>   **Schedule 13E-3**
>   **Filed on May 9, 2014**
>   **File No. 5-39257**

Dear Mr. Sibbitt:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Preliminary Proxy Statement</u>

<u>Chronology of Deliberations, page 17</u>

1.   Disclosure in the second to last paragraph of this section indicates that the Special Committee received a "final" presentation on the fairness of the Transaction from Sutter. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports.

Revise to summarize in the proxy statement any and all presentations made by Sutter during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Effects of Transactions on our Stockholders, page 19

2.   This section discloses the effects on affiliates, stockholders with fewer than 1000 shares and stockholders with at least 1000 shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on "unaffiliated security holders" as well. See Item 1013(d) of Regulation M-A. Please revise the disclosure accordingly.

3.   Please disclose the effect that the reverse stock split will have upon each affiliate's interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

Fairness of the Transaction, page 21

4.   Please revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Transaction is fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Also refer to Question No. 19 of the Exchange Act Release No. 34-17719 (April 13, 1981).

5.   Disclosure in this section states that the Board of Directors has unanimously adopted the determination and recommendation of the Special Committee regarding the fairness of the Transaction. Please note that if the Board based their fairness determination on the analysis and discussion of factors undertaken by others, they must expressly adopt the *analysis and discussion* as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, please clarify whether the Board expressly adopts the analysis and recommendations of the Special Committee and/or Sutter. To the extent the Board did not adopt another party's discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, please discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

6.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If disclosure will be revised in response to the preceding comment to reflect that the Board of Directors expressly adopted the recommendation of the Special Committee in reaching the decision to approve the

Transaction, please note that to the extent the Special Committee's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note, for example, that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (iv) or (vi) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Board of Directors believes the Transaction is procedurally fair in the absence of such safeguards

Substantive Fairness of the Transaction, page 21

7.   The first sentence references alternative transactions discussed in "Special Factors – Background of the Transaction." However, that section does not appear to contain such discussion. Please advise or revise.

Summary of Fairness Opinion, page 24

8.   We note the disclosure in this section indicating that in arriving at its opinion, Sutter reviewed projections. Please disclose such projections. Please also disclose the approximate date on which such financial projections were last updated by management and the key business and economic assumptions underlying such financial projections.

9.   Disclosure on page 26 indicates that in performing its analyses, Sutter made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Please disclose such assumptions.

10.   We note that Sutter performed a Selected Publicly Traded Comparable Companies and Selected Guideline Transaction Analysis and selected companies and transactions based on certain criteria. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

11.   Please disclose the implied price per share of the Company based on the Selected Publicly Traded Comparable Companies and Selected Guideline Transaction Analysis.

Selected Guideline Transaction Analysis, page 26

12.   Disclosure indicates that Sutter gave little weight to the selected guidelines transactions because most of the acquired companies were larger and more profitable than the Company. Please revise the disclosure to explain why, if this was the case, Sutter chose such transactions for comparison purposes as opposed to more appropriate transactions.

<u>Incorporation of Certain Documents by Reference, page 56</u>

13.   Based on the disclosure in this section and in Item 13 of the Company's Schedule 13E-3, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

14.   Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

15.   Please confirm the Company's understanding regarding its obligation to provide updated financial information in both the Schedule 13E-3 and proxy statement to reflect, when filed, the Company's Form 10-Q for the first quarter of the current fiscal year.

<u>Proxy Card</u>

16.   Please revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions